EXHIBIT 3.1


                                    RESTATED
                            ARTICLES OF INCORPORATION


                                    ARTICLE I

         The name of the corporation shall be Industrial Rubber Products, Inc.

                                   ARTICLE II

         The location and post office address of the corporation's registered office in the State of Minnesota shall be 3804 East Beltline, Hibbing, Minnesota 55746.

                                   ARTICLE III

         The total authorized number of shares of the corporation shall be Twenty Five Million (25,000,000), having a par value of $.001 per share. The directors shall have the authority to establish more than one class or series of shares.

                                   ARTICLE IV

         The number of directors of the corporation shall not be greater than eleven (11), and each director shall hold office until his or her successor is elected and has qualified, or until his or her earlier death, resignation, removal or disqualification.

                                    ARTICLE V

        The shareholders of the corporation shall not have the preemptive right to subscribe for and to purchase any or all of the shares or other securities or rights to purchase shares or other securities of the corporation, now or hereafter authorized. The shareholders of the corporation shall not have the right of cumulative voting.

                                   ARTICLE VI

        An action required or permitted to be taken at a meeting of the directors may be taken by written action signed by all of the directors, and in the case of an action which need not be approved by the shareholders, such action may be taken by written action signed by the number of directors that would be required to take such action at a meeting of the directors at which all directors were present.

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                                   ARTICLE VII

        A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to the corporation or its shareholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under Section 302A.559 of the Minnesota Business Corporation Act or Section 80A.23 of the Minnesota Securities Act, or (d) for any transaction from which the director derived an improper personal benefit. If the Minnesota Business Corporation Act is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Minnesota Business Corporation Act, as so amended. Any repeal or modification of the foregoing paragraph by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.